March 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Edward Kelly
Asia Timmons-Pierce

Re:	Ecoark Holdings, Inc.
Registration Statement on Form S-1
File No. 333-235456
Acceleration Request

	Requested Date:	March 25, 2020
	Requested Time:	9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ecoark Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-235456) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Peter DiChiara, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Peter DiChiara of Carmel, Milazzo & DiChiara LLP by telephone at (212) 658-0458 or email at pdichiara@cmdllp.com.

Sincerely,

ECOARK HOLDINGS, INC.

/s/ Randy S. May

Randy S. May
Chief Executive Officer